

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

David J. Deno
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard , Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 6, 2023**
> **File No. 001-35625**

Dear David J. Deno:

   We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 6, 2023

Pay vs. Performance, page 60

1.   Disclosure required by Regulation S-K Item 402(v) may not be incorporated by reference from other filings. In this regard, it appears that the footnote (5) reference to your Q4 2022 earnings release may be meant to satisfy the requirement of Regulation S-K Item 402(v)(2)(vi) that you disclose how the Company-Selected Measure is calculated from your audited financial statements. Please ensure that you provide the required Regulation S-K Item 402(v)(2)(vi) disclosure in the proxy statement. We note, in addition, that the referenced Q4 2022 earnings release does not appear to include a reconciliation to your Company-Selected Measure, Adjusted EPS, but only Adjusted Diluted EPS. Please ensure that the disclosure you provide pursuant to Regulation S-K Item 402(v)(2)(vi) relates to the Company-Selected Measure identified in your pay versus performance table.

2.   It appears that you have not provided a comparison of your cumulative total shareholder return and the cumulative total shareholder return of your peer group as the relationship disclosures required by Regulation S-K Item 402(v)(5)(iv). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of the relationship indicated in S-K Item

402(v)(5)(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

 Please contact John Stickel at 202-551-3324 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program